EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS
PIM Highland Holding LLC and Subsidiaries
As of December 31, 2013 and 2012 and for each of the two years ended December 31, 2013 and for the period from March 10, 2011 (Inception) through December 31, 2011
With Report of Independent Auditors

PIM Highland Holding LLC and Subsidiaries
Consolidated Financial Statements
For the Years Ended December 31, 2013 and 2012 and the Period from March 10, 2011 (Inception) through December 31, 2011

Report of Independent Auditors

The Members
PIM Highland Holding LLC and subsidiaries
We have audited the accompanying consolidated financial statements of PIM Highland Holding LLC and subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in members’ capital and cash flows for each of the years ended December 31, 2013 and 2012 and for the period from March 10, 2011 (Inception) through December 31, 2011 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PIM Highland Holding LLC and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 and the period from March 10, 2011 (Inception) through December 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst &Young LLP

March 31, 2014

1

PIM Highland Holding LLC and Subsidiaries
Consolidated Balance Sheets

	December 31,
	2013	2012
Assets
Cash and cash equivalents	$27,402,463	$30,876,060
Restricted cash	95,950,748	111,891,467
Accounts receivable, net of allowance of $215,067 and$176,871, respectively	14,019,041	13,912,553
Inventories	1,842,233	1,735,151
Prepaid expenses	7,720,189	9,344,086
Other assets	4,058,910	2,601,741
Investment in hotel properties, net	1,205,385,834	1,205,966,280
Deferred costs, net of accumulated amortization of $12,891,952 and $7,812,097, respectively	3,465,894	8,698,788
Deferred tax assets, net	879,281	775,657
Intangible assets, net of accumulated amortization of $553,583 and $383,080, respectively	6,516,417	6,796,920
Due from third-party hotel managers	23,540,613	24,605,526
Total assets	$1,390,781,623	$1,417,204,229

Liabilities and members’ capital
Indebtedness and capital leases	$1,121,261,050	$1,125,617,507
Accounts payable and accrued expenses	41,065,299	39,931,192
Due to affiliates, net	1,940,379	3,111,346
Due to third-party hotel managers	230,547	226,626
Intangible liabilities, net of accumulated amortization of $433,005 and $275,170, respectively	7,282,473	7,384,830
Other liabilities	2,061,245	26,794
Total liabilities	1,173,840,993	1,176,298,295

Commitments and contingencies (Note 9)

Members’ capital
Preferred capital	75,113,484	64,998,150
Common capital	141,827,146	175,907,784
Total members’ capital	216,940,630	240,905,934
Total liabilities and members’ capital	$1,390,781,623	$1,417,204,229
See accompanying notes.

2

PIM Highland Holding LLC and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)

	Year Ended December 31,		Period from March 10 through December 31,
	2013	2012	2011
Revenue
Rooms	$305,905,691	$297,044,997	$234,485,424
Food and beverage	105,290,849	104,253,129	84,546,500
Other operating departments	15,186,359	15,344,629	13,031,851
Other	377,359	248,762	141,302
Total revenue	426,760,258	416,891,517	332,205,077

Costs and expenses
Rooms	67,926,048	66,485,620	52,630,657
Food and beverage	69,499,571	68,952,753	56,895,803
Other operating departments	132,183,264	130,538,568	102,803,384
Management fees	13,611,454	13,274,180	10,666,102
Property taxes, insurance and other	22,908,639	20,665,478	18,211,900
Depreciation and amortization	68,712,435	72,962,649	58,068,918
Impairment charge	6,158,380	—	—
Transaction acquisition costs and contract termination fees	16,157	324,752	20,439,818
General and administrative	4,117,432	3,880,809	2,702,059
Total expenses	385,133,380	377,084,809	322,418,641
Operating income	41,626,878	39,806,708	9,786,436

Interest income and other	68,998	102,305	84,859
Unrealized loss on derivatives	(224)	(71,855)	(2,019,521)
Interest expense, amortization and write-offs of deferred loan costs, discounts and premiums and exit fees	(64,316,131)	(63,865,380)	(50,021,245)
Gain related to bargain purchase and settlement of pre-existing relationship	—	—	82,143,693
Income (loss) before income taxes	(22,620,479)	(24,028,222)	39,974,222
Income taxes	(1,344,825)	(2,353,164)	(2,686,902)
Net income (loss)	$(23,965,304)	$(26,381,386)	$37,287,320
Comprehensive income (loss)	$(23,965,304)	$(26,381,386)	$37,287,320
See accompanying notes.

3

PIM Highland Holding LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Capital

	Preferred Capital		Common Capital
	AHT	PRISA III	AHT	PRISA III	Total
Balance at March 10, 2011	$—	$—	$—	$—	$—
Contributions	15,000,000	15,000,000	150,000,000	50,000,000	230,000,000
Net income	13,111,367	13,111,367	1,415,733	9,648,853	37,287,320
Balance at December 31, 2011	$28,111,367	$28,111,367	$151,415,733	$59,648,853	$267,287,320
Net income (loss)	4,387,708	4,387,708	(25,221,184)	(9,935,618)	(26,381,386)
Balance at December 31, 2012	$32,499,075	$32,499,075	$126,194,549	$49,713,235	$240,905,934
Net income (loss)	5,057,667	5,057,667	(24,449,154)	(9,631,484)	(23,965,304)
Balance at December 31, 2013	$37,556,742	$37,556,742	$101,745,395	$40,081,751	$216,940,630
See accompanying notes.

4

PIM Highland Holding LLC and Subsidiaries
Consolidated Statements of Cash Flows

	Year Ended December 31,		Period from March 10 through December 31,
	2013	2012	2011
Cash Flows from Operating activities
Net income (loss)	$(23,965,304)	$(26,381,386)	$37,287,320
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	68,712,435	72,962,649	58,068,918
Impairment charge	6,158,380	—	—
Amortization of debt premiums/discounts, net	1,580,907	(82,382)	(67,493)
Amortization of deferred loan costs	5,065,476	4,847,563	3,813,813
Deferred tax benefit	(103,624)	(82,557)	(296,791)
Write-off of deferred costs, exit fees and intangible asset	91,957	314,578	—
Non-cash rental income	(595)	—	—
Non-cash rent expense	10,332	26,794	—
Amortization of intangibles, net	48,463	61,663	46,247
Gain related to bargain purchase and settlement of pre-existing relationship	—	—	(82,143,693)
Unrealized loss on derivatives	224	71,855	2,019,521
Change in assets and liabilities:
Restricted cash	15,940,719	(41,246,747)	(12,973,510)
Accounts receivable	3,150,841	(1,906,362)	7,998,278
Inventories	(107,082)	(131,002)	36,464
Prepaid expenses and other assets	292,278	(1,315,541)	(4,305,480)
Accounts payable and accrued expenses	180,863	4,715,602	12,431,073
Other liabilities	(1,460,403)	—	—
Due to affiliates, net	(1,170,968)	288,679	3,622,668
Due from third-party hotel managers	1,064,913	(4,441,287)	(7,846,739)
Due to third-party hotel managers	3,921	(17,187)	(51,076)
Net cash provided by operating activities	75,493,733	7,684,932	17,639,520

Cash Flows from Investing activities
Acquisition of hotel properties	—	—	(182,445,744)
Insurance proceeds related to property damage	1,638,012	—	—
Improvements and additions to hotel properties	(74,615,121)	(37,678,304)	(13,627,434)
Payment of initial franchise fees	(35,700)	—	(189,510)
Net cash used in investing activities	(73,012,809)	(37,678,304)	(196,262,688)

Cash Flows from Financing activities
Borrowing on indebtedness and capital lease	—	215,600,000	—
Payments on indebtedness and capital lease	(5,937,364)	(179,794,874)	(2,636,046)
Payments of deferred costs and prepayment penalties	(17,157)	(3,244,874)	—
Contributions from partners	—	—	200,000,000
Net cash provided by (used in) financing activities	(5,954,521)	32,560,252	197,363,954

Net change in cash and cash equivalents	(3,473,597)	2,566,880	18,740,786
Cash acquired	—	—	9,568,394
Cash and cash equivalents at beginning of period	30,876,060	28,309,180	—
Cash and cash equivalents at end of period	$27,402,463	$30,876,060	$28,309,180

Supplemental Cash Flow information
Interest paid	$56,791,506	$58,944,022	$43,280,997
Income taxes paid	$1,887,000	$4,253,389	$2,188,300
Supplemental Disclosure of Investing and Financing Activities
Noncash additions to hotel properties	$3,540,000	$—	$—
Noncash air rights lease	$55,478	$—	$—
Supplemental schedule of cash and assets acquired and indebtedness and liabilities assumed (Notes 3 and 4)
See accompanying notes.

5

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements
As of December 31, 2013 and 2012 and for each of the two years ended December 31, 2013 and for the period from March 10, 2011 (Inception) through December 31, 2011

1. Organization and Business
Organization
On March 10, 2011, Ashford Hospitality Trust, Inc. ("AHT"), through a subsidiary, partnered with an affiliate of Prudential Real Estate Investors ("PREI"), PRISA III Investments ("PRISA III"), to form a joint venture, the PIM Highland Holding LLC (the "Company") to acquire a 28-hotel portfolio.
AHT and PREI had previously invested in two mezzanine loans (tranches 4 and 6) secured by the 28-hotel portfolio through two separate joint ventures. The mezzanine loans had been in default since August 2010. One of the joint ventures contributed 100% of its equity interests in a wholly owned subsidiary that held the note for tranche 6 to the Company for no consideration. The other joint venture contributed the interest it held in tranche 4 to the Company in exchange for common and preferred equity interests, which were immediately distributed to AHT and PRISA III. The preferred equity interest earns an accrued but unpaid 15% annual return with priority over common equity distributions. AHT and PREI III each invested additional cash of $150 million and $50 million, respectively, in the Company and received ownership interests of 71.74% and 28.26%, respectively, in the Company’s common equity. The Company acquired the 28-hotel portfolio through foreclosure of the mezzanine loan (tranche 6) and assumption of the senior debt and mezzanine loan tranches.
The Company is co-managed by PREI and Ashford Hospitality Limited Partnership, the operating partnership of AHT, for its administrative functions and engages third-party or affiliated hotel management companies to operate the hotels under management contracts. During the period from March 10, 2011 through December 31, 2011 (referenced throughout as the "2011 Period"), the Company paid $2.9 million to terminate the management contracts on 19 of the 28 hotel properties and Remington Lodging, an affiliate of AHT, started managing the 19 hotel properties, while third-party hotel managers managed the remaining nine hotel properties. For the years ended December 31, 2013 and 2012, the Company paid management termination fees of $16,000 and $325,000, respectively. During 2012, Remington Lodging began managing two additional hotel properties. As of December 31, 2013 and 2012, Remington Lodging managed 21 of the 28 hotel properties held by the Company. All major decisions related to the Company, including establishment of policies and operating procedures with respect to business affairs, incurring obligations and expenditures, are subject to the approval of an executive committee, which is comprised of four people with AHT and PRISA III each designating two of those people.
The structure of the Company is designed to allow the parents of its owners to continue to qualify as real estate investment trusts ("REIT"), which are generally not subject to federal income taxes. In keeping with this objective, the Company operates its 28 properties through a taxable REIT subsidiary ("TRS") entity.

6

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The members of the Company hold the following ownership percentage interests:

Member	Preferred Equity	Common Equity
AHT	50.00%	71.74%
PRISA III	50.00%	28.26%
The following table (unaudited) represents certain information related to the Company’s properties:

		Service	Total
Hotel Property	Location	Type	Rooms
Courtyard by Marriott	Boston, MA	Select	315
Courtyard by Marriott	Denver, CO	Select	202
Courtyard by Marriott	Gaithersburg, MD	Select	210
Courtyard by Marriott	Savannah, GA	Select	156
Crowne Plaza	Atlanta, GA	Full	495
Hampton Inn	Parssippany, NJ	Select	152
Hilton	Boston, MA	Full	390
Hilton	Parssippany, NJ	Full	354
Hilton	Tampa, FL	Full	238
Hilton Garden Inn	Austin, TX	Select	254
Hilton Garden Inn	Baltimore, MD	Select	158
Hilton Garden Inn	Virginia Beach, VA	Select	176
Hyatt Regency	Hauppauge, NY	Full	358
Hyatt Regency	Savannah, GA	Full	351
Marriott	Irving, TX	Full	491
Marriott	Houston, TX	Full	300
Marriott	Omaha, NE	Full	300
Marriott	San Antonio, TX	Full	251
Marriott Residence Inn	Tampa, FL	Select	109
Renaissance	Nashville, TN	Full	673
Renaissance	Palm Springs, CA	Full	410
Renaissance	Portsmouth, VA	Full	249
Ritz-Carlton	Atlanta, GA	Full	444
Sheraton	Annapolis, MD	Full	196
Silversmith	Chicago, IL	Full	143
The Churchill	Washington, DC	Full	173
The Melrose	Washington, DC	Full	240
Westin	Princeton, NJ	Full	296
Total			8,084

7

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies
Allocations and Distributions
Under current lender restrictions, no cash distributions are allowed to AHT and PRISA III (the "Members"). Once such restrictions are removed, cash flow shall be distributed to the Members in the following order of priority: (a) first, to the Members parri passu, in accordance with their Default Capital Contribution Preferred Return Accounts, as defined in the Company’s operating agreement(the Agreement), until such accounts have been reduced to zero; (b) next, to the Members parri passu, in accordance with their Default Capital Contribution Accounts, as defined in the Agreement, in payment of their Default Capital Contributions, as defined in the Agreement, until such accounts have been reduced to zero; (c) next, to the Members parri passu, in accordance with the balances in their Preferred Equity Return Accounts, as defined in the Agreement, in payment of their Preferred Equity Returns, as defined in the Agreement, until such accounts have been reduced to zero; (d) next, to the Members parri passu, in accordance with the balances in their Preferred Equity Accounts, as defined in the Agreement, in payment of their Preferred Equity Contributions, as defined in the Agreement, until such accounts have been reduced to zero; (e) next, to the Members parri passu, in accordance with their Percentage Interests, as defined in the Agreement, until Hypothetical Investor, as defined in the Agreement, would have received a 15% IRR had the distributions been made to Members and Hypothetical Member in accordance with the Hypothetical Percentage Interests, as defined in the Agreement; (f) next, until Hypothetical Investor would have received a 20% IRR, to the Members parri passu, in accordance with their Hypothetical Percentage Interests, except that the amount representing distributions to Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to 15% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT; (g) next, until Hypothetical Investor would have received a 25% IRR, to the Members parri passu, in accordance with their Hypothetical Percentage Interests, except that the amount representing distributions to the Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to the 20% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT; and (h) next, to the Members parri passu, in accordance with their Hypothetical Percentage Interests, except that the amounts representing distributions to the Hypothetical Investor shall be paid as follows: (i) to PRISA III, an amount equal to 25% of the Available Promote Amount, as defined in the Agreement; and (ii) the remainder to AHT.
Net income or loss is allocated to the members in accordance with the previously described priority based upon how capital would be distributed to the Members using a hypothetical liquidation at book value.
Basis of Presentation
The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States ("GAAP") and include the consolidated accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions between consolidated entities have been eliminated in these consolidated financial statements.
Marriott International, Inc. ("Marriott") manages six of the Company’s 28 hotel properties. For five of these Marriott-managed hotels, the 2012 and 2011 fiscal years reflect twelve weeks of operations

8

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

in each of the first three quarters of the year and 16 weeks for the fourth quarter of the year. Beginning in 2013, the fiscal quarters end on March 31st, June 30th, September 30th and December 31st. Therefore, in any given period, period-over-period results will have different ending dates. For Marriott-managed hotels, the fourth quarters of 2013, 2012 and 2011 ended December 31, 2013, December 28, 2012 and December 30, 2011, respectively. Prior results have not been adjusted.
Subsequent events for the year ended December 31, 2013, were evaluated through March 31, 2014, the date the Company issued its financial statements.
Use of Estimates
The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and held in banks and short-term investments with an initial maturity of three months or less when purchased.
Restricted Cash
Restricted cash includes reserves held in escrow for hotel renovations, normal replacements of furniture, fixtures and equipment, real estate taxes, and insurance, pursuant to certain requirements in the hotel management, franchise, and loan agreements. Restricted cash also includes cash reserved for debt service.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable consists of amounts owed by guests staying in the hotels at December 31, 2013 and 2012, and amounts due from business customers or groups. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions and other relevant factors including specific reserves for certain accounts.
Inventories
Inventories, primarily consisting of food, beverage, and operating supplies, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
Investment in Hotel Properties
Investments in hotel properties are recorded and allocated to land, property, and equipment and identifiable intangible assets based on the fair value at the acquisition date in accordance with the applicable accounting guidance. Hotel properties are depreciated over the estimated useful life of the assets and leasehold improvements are amortized over the shorter of the lease term or the

9

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

estimated useful life of the related assets. Hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 3 to 5 years for new furniture, fixtures and equipment acquired since March 10, 2011. Furniture, fixtures and equipment acquired on March 10, 2011, are depreciated over useful lives ranging from 1 to 3.75 years.
Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.
Assets Held For Sale and Discontinued Operations
The Company classifies assets as held for sale when management has obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if a) such operations and cash flows can be clearly distinguished, both operationally and financially, from the Company's ongoing operations, b) such operations and cash flows will be eliminated from ongoing operations once the disposal occurs, and c) the Company will not have any significant continuing involvement subsequent to the disposal.
Impairment of Investment in Hotel Properties
The Company reviews its investments in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying value of the hotel properties may not be recoverable. Events or circumstances that may cause a review include, but are not limited to, adverse changes in the demand for lodging at the properties due to declining national or local economic conditions and/or new hotel construction in markets where the hotels are located, and/or it becomes more likely than not that a hotel property will be sold before its previously estimated useful life expires. When such conditions exist, the Company performs an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the ultimate disposition of a hotel property exceed its carrying value. In estimating the undiscounted cash flows, the Company makes many assumptions and estimates, including projected cash flows, holding period, expected useful life, future capital expenditures, and fair values, which considers capitalization rates, discount rates, and comparable selling prices. If the estimated undiscounted future cash flows are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property’s estimated fair market value is recorded and an impairment loss recognized. For the year ended December 31, 2013, impairment charge was $6.2 million. For the year ended 2012 and the 2011 Period, no such impairment charges have been recorded.
Deferred Loan Costs
Deferred loan costs are recorded at cost and reported in deferred costs in the consolidated balance sheets. Amortization of deferred loan costs is computed using a method that approximates the effective interest method over the term of the related debt and is reported in interest expense, amortization and write-offs of deferred loan costs, discounts and premiums and exit fees in the consolidated statements of operations and comprehensive income (loss). Amortization of deferred loan costs was $5.1 million, $4.8 million and $3.8 million for the years ended December 31, 2013 and 2012 and the 2011 Period, respectively.

10

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Intangible Assets and Liabilities
Intangible assets and liabilities represent the assets and liabilities recorded on certain hotel properties’ ground lease contracts that were below or above market rates at the date of acquisition. These assets and liabilities are amortized using the straight-line method over the remaining terms of the respective lease contracts.
Due to/from Affiliates
Due to/from affiliates primarily represents current receivables and payables resulting from transactions related to hotel management and project management with affiliated entities. Due from affiliates results primarily from funds held by Remington Lodging to pay for shared costs incurred as well as reimbursements for certain property general and administrative costs. Due to affiliates results primarily from hotel management and project management fees incurred as well as costs associated with the management of the day-to-day operations of the Company incurred by AHT, including corporate administrative services such as accounting, insurance, marketing support, asset management, and other services customary to the operations of a national brand hotel concept. Both due to and due from affiliates are generally settled within a period not exceeding one year.
Due to/from Third-Party Hotel Managers
Due from third-party hotel managers primarily consists of amounts due from third-party hotel managers related to cash reserves held at the Marriott corporate level related to operating, capital improvements, insurance, real estate taxes, and other items. Due to third-party hotel managers primarily consists of shared costs related to property operations that are reimbursable to Hyatt Corporation ("Hyatt").
Revenue Recognition
The Company’s revenues are derived from their operations and include revenues from the rental of rooms, food and beverage sales, telephone usage and other service revenue. Additionally, air rights lease income is earned on a certain hotel property. Revenue is recognized when rooms are occupied and services have been performed. Sales and occupancy taxes on such revenues are recognized net of associated revenues. Lease income on the air rights lease is recognized on a straight-line basis over the lease term and is included in other revenue in the consolidated statements of operations. Cash received from customers in advance for events occurring after the end of the year has been recorded as deposits and is included in accounts payable and accrued expenses in the consolidated balance sheets. At December 31, 2013 and 2012, the Company had such deposits of $4.5 million and $4.0 million, respectively.
Advertising Costs
Advertising, promotional, sales, and marketing costs are charged to expense as incurred. The Company incurred advertising costs totaling $1.9 million, $2.0 million and $1.3 million for the years ended December 31, 2013 and 2012 and the 2011 Period, respectively, which are included in other operating departments expense in the consolidated statements of operations and comprehensive income (loss).

11

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Other Operating Departments
Other operating departments expenses primarily include advertising costs, utility costs, lease expense, incentive management fees, franchise fees and other hotel-level administrative expenses.
Income Taxes
Under the provisions of the Internal Revenue Code and applicable state laws, the Company is subject to taxation of income on the profits and losses of its TRS. The tax consequences of other Company revenues and expenses, unrelated to the operation of the hotel properties, will accrue to the Members. Certain of these other revenues and expenses may be treated differently in the Company’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as the amounts reported in the Members’ income tax returns.
The authoritative accounting guidance prescribes a financial statement recognition and measurement attribute for the recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies interest and penalties related to underpayment of income taxes as income taxes in the consolidated statements of operations and comprehensive income (loss). The Company and its TRS file income tax returns in the U.S. federal jurisdiction and in various states. Tax years 2011 through 2013 remain subject to potential examination by certain federal and state taxing authorities. The 2011 Federal partnership income tax return was selected for examination. See Note 9.
The Company accounts for federal and state income taxes of its TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and other respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.
Other Comprehensive Income (Loss)
As there are no transactions requiring presentation in other comprehensive income (loss), but not in net income (loss), the Company’s net income (loss) equates to other comprehensive income (loss).
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Company’s services are sold, as well as the dispersion of customers across many geographic areas. Cash and cash equivalents are placed with reputable institutions, and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses

12

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

in such accounts. The Company has entered into interest rate derivatives with a financial institution and believes that the counterparty’s nonperformance risk is limited.
Fair Value of Financial Instruments
Our financial instruments measured at fair value either on a recurring or a non-recurring basis are classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs in the market place as discussed below:

•
Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.

•
Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, due to affiliates, net, due from third-party hotel managers, and due to third-party hotel managers approximate their carrying values because of the short-term maturity of these financial instruments. The fair value of the mortgage and mezzanine indebtedness is determined by using future cash flows determined using a forward interest rate yield curve, discounted at the current replacement rate for these instruments. The current replacement rate was determined by using the index to which the financial instrument is tied, and adjusted for the credit spreads. The interest rate derivatives are not designated as cash flow hedges and are marked to market at the balance sheet date and included in other assets in the consolidated balance sheets. The changes in the fair value are recognized in earnings as unrealized loss on derivatives in the consolidated statements of operations and comprehensive income (loss). See Notes 7 and 12.
Recently Adopted Accounting Standards
In December 2011, the FASB issued accounting guidance to require disclosure about offsetting assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements that are either netted on the balance sheet or subject to an enforceable master netting agreement or similar arrangement. The new accounting guidance is effective for fiscal years, and interim periods within those years, beginning after January 1, 2013 and the disclosures should be reported retrospectively for all comparative periods presented. We adopted this accounting guidance on January 1, 2013. The adoption of this accounting guidance did not have any impact on our financial position or results of operations.

13

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

In December 2011, the FASB issued accounting guidance to clarify how to determine whether a reporting entity should derecognize the in substance real estate upon loan defaults when it ceases to have controlling interest in a subsidiary that is in substance real estate. Under this guidance, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related non-recourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The new accounting guidance is effective for fiscal years ending after December 15, 2013. Early adoption is permitted. We adopted this accounting guidance on January 1, 2013. The adoption of this accounting guidance did not have any impact on our financial position or results of operations.
3. Acquisition of Hotel Properties
As discussed in Note 1, the Company acquired the 28-hotel property portfolio through the restructuring of a mezzanine loan that was in default and invested $200.0 million of new capital. The acquisition was accounted for as a business combination in accordance with the applicable accounting guidance, and accordingly, the identifiable assets acquired and the liabilities assumed were recorded at their estimated fair value at the date of acquisition. The assets of the 28-hotel property portfolio acquired and the indebtedness, including capital leases, assumed by the Company had fair values of $1.4 billion and $1.1 billion (after a paydown of $170.0 million of a mortgage debt), respectively. Fair values of the assets acquired and liabilities assumed were determined based on third-party appraisals. For the long-term indebtedness assumed, for which a quoted market price was not available, the Company utilized a present value technique that used rates for debt with similar terms and remaining maturities to estimate fair value. The Company recorded a premium of $2.9 million and a discount of $4.5 million on the assumed indebtedness at acquisition. In addition, the Company engaged a third-party appraiser to analyze and compare rent due under the ground lease contracts assumed in the acquisition to market rates for the remaining duration of the contracts. Based on the analyses, the Company believed that four of the contracts were below market rates and recorded intangible assets of $7.2 million and two of the contracts were above market rates and recorded intangible liabilities of $7.7 million. After considering the fair value of assets acquired, liabilities assumed, and the assets contributed by AHT and PRISA III, the Company recognized a gain of $82.1 million related to bargain purchase and settlement of pre-existing relationship and paid transaction acquisition costs totaling $17.6 million.

14

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The following table summarizes the fair value of each major class of assets acquired and liabilities assumed at acquisition:

Cash and cash equivalents	$9,568,394
Restricted cash	57,671,210
Accounts receivable	20,004,469
Inventories	1,640,613
Prepaid expenses	6,088,067
Other assets	16,859,321
Investment in hotel properties	1,281,080,000
Intangible assets	7,180,000
Due from affiliate	800,000
Due from third-party hotel managers	12,317,500
Total assets acquired	$1,413,209,574

Indebtedness and capital leases	$1,092,876,879
Accounts payable and accrued expenses	17,788,369
Due to third-party hotel managers	294,889
Intangible liabilities	7,660,000
Total liabilities assumed	1,118,620,137

Noncash capital contributed by members	30,000,000
Gain related to bargain purchase and settlement of pre-existing relationship	82,143,693
Cash paid, including closing costs	182,445,744
Total cash paid, liabilities assumed and capital contributed	$1,413,209,574
4. Investment in Hotel Properties
Investment in hotel properties consisted of the following:

	December 31,
	2013	2012
Land	$181,340,000	$177,800,000
Buildings and improvements	1,037,081,420	1,017,692,310
Furniture, fixtures, and equipment	122,473,305	133,678,124
Construction in progress	11,691,386	7,815,143
Total cost	1,352,586,111	1,336,985,577
Accumulated depreciation	(147,200,277)	(131,019,297)
Investment in hotel properties, net	$1,205,385,834	$1,205,966,280
The cost of land and depreciable property, net of accumulated depreciation, for federal income tax purposes was approximately $1.2 billion at both December 31, 2013 and 2012, respectively.

15

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

For the years ended December 31, 2013 and 2012 and the 2011 Period, the Company recognized depreciation expense of $68.5 million, $73.0 million and $58.1 million, respectively, including depreciation of assets under capital leases.
Construction in progress includes renovations at the hotel properties, which are expected to be completed at various dates throughout the subsequent fiscal year. At December 31, 2013 and 2012, $4.3 million and $5.0 million, respectively, of construction in progress was included in accounts payable and accrued expenses in the consolidated balance sheets.
In connection with a series of agreements with the City of Nashville and Davidson County relating to the Nashville Renaissance hotel the Company's leasehold interest in the Nashville Renaissance hotel was converted to fee simple ownership. The fair value of the land was approximately $3.5 million. See Note 9.
5. Impairment of Investment in Hotel Property
At December 31, 2013, the Sheraton hotel property in Annapolis, Maryland had a reasonable probability of being sold. Based on our assessment of the purchase price obtained from potential buyers, we recorded an impairment charge of $6.2 million for the year ended December 31, 2013. The impairment charge was based on methodologies discussed in Note 2, which are considered Level 3 valuation techniques. At December 31, 2013, the fair value of this property was approximately $3.5 million. For the year ended December 31, 2012 and the 2011 Period, no impairment charges were recorded.
6. Indebtedness and Capital Leases
Mortgage and mezzanine indebtedness and capital leases of the Company were as follows:

				December 31,
Indebtedness	Collateral	Maturity	Interest Rate	2013	2012
Mortgage loan (3)	25 hotels	March 2014 (2)	LIBOR (1) + 3.00%	$424,000,000	$424,000,000
Mortgage loan (3)	25 hotels	March 2014 (2)	LIBOR (1) + 3.00%	106,000,000	106,000,000
Mezzanine loan (5)	28 hotels	March 2014 (2)	LIBOR (1)(4) + 6.00%	130,327,421	131,326,220
Mezzanine loan (5)	28 hotels	March 2014 (2)	LIBOR (1)(4) + 7.00%	124,068,680	125,019,514
Mezzanine loan (5)	28 hotels	March 2014 (2)	LIBOR (1)(4) + 9.50%	106,344,671	107,159,672
Mezzanine loan (5) (6)	28 hotels	March 2014 (2)	LIBOR (1) + 2.00%	18,424,907	18,424,907
Mortgage loan	1 hotel	January 2018	4.38%	101,497,399	103,000,000
Mortgage loan	2 hotels	January 2018	4.44%	110,976,037	112,600,000
Capital leases	Equipment	Various	Various	47,898	94,064
				1,121,687,013	1,127,624,377
Discount and premium, net				(425,963)	(2,006,870)
Total				$1,121,261,050	$1,125,617,507
________________________
(1) LIBOR rate at December 31, 2013 and 2012 was 0.168% and 0.209%, respectively.
(2) Each of these loans has two one-year extension options beginning March 2014. The first of these options were exercised on March 7, 2014.
(3) These loans are secured by the same 25 hotel properties.
(4) These loans are subject to a LIBOR floor of 1%.
(5) These loans are secured by the Company’s equity interests in certain subsidiaries.
(6) The effective interest rate at December 31, 2013 and 2012 was 12.14%.

16

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

In December 2012, the Company refinanced a $63.0 million mortgage loan set to mature in January 2013 with a new $103.0 million loan due January 2018, bearing interest at a fixed rate of 4.38%. At closing, $31.9 million of the excess loan proceeds were used to pay down the mezzanine debt balance of the overall Company, which had an average interest rate of 8.4%. The new loan remains secured by the same hotel.
Additionally, in December 2012, the Company replaced two existing loans with a combined balance of $76.8 million and a weighted average interest rate of 6.05% with a new $112.6 million loan, due January 2018, bearing interest at a fixed interest rate of 4.44%. At closing, $30.0 million of the excess loan proceeds were deposited into reserve accounts to be used predominantly for future capital expenditures and $3.8 million was used to pay down the mezzanine debt balance of the overall Company. The new loan is secured by the same two hotels.
During the year ended December 31, 2013 the Company recognized discount amortization of $1.6 million. For the year ended December 31, 2012 and the 2011 Period, the Company recognized net discount and premium amortization of $82,382 and $67,493, respectively. The amortization/accretion of the premiums/discount is computed using a method that approximates the effective interest method, which is included in interest expense, amortization and write-offs of deferred loan costs, discounts and premiums and exit fees in the consolidated statements of operations and comprehensive income (loss).
Future scheduled principal payments of indebtedness and capital leases (before the exercise of any extension options), excluding amortization of debt discounts, at December 31, 2013, are as follows:

2014	$912,998,290
2015	3,844,189
2016	4,017,235
2017	4,198,071
2018	196,629,228
Total	$1,121,687,013
The Company was in compliance with all debt covenants at December 31, 2013. The assets and credit of certain of the Company's subsidiaries, which are separate legal entities, are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of the Company, AHT, PREI, PRISA III, or any other person and the liabilities of such subsidiaries do not constitute the obligations of the Company, AHT, PREI or PRISA III.
7. Derivatives
On March 10, 2011 (Inception), the Company entered into five interest rate cap agreements with total notional amounts of $949.1 million to mitigate the interest rate risk of its floating-rate mortgage loans and mezzanine loans at a strike rate of 6% through March 2014, the related indebtedness maturities, for an up-front cost of $2.1 million. These interest rate derivatives were not designated as hedges. At December 31, 2013 and 2012, the interest rate caps had a fair value of zero and $224, respectively, which was determined in accordance with authoritative accounting guidance and is included in other assets in the consolidated balance sheets.

17

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The inputs used in determining the fair values are categorized into three levels; Level 1 inputs are inputs obtained from quoted prices in active markets for identical assets, Level 2 inputs are significant other inputs that are observable for the assets either directly or indirectly; and Level 3 inputs are unobservable inputs for the asset and reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset. The fair values of interest rate caps are determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities (Level 2 inputs). The Company also incorporates credit valuation adjustments (Level 3 inputs) to appropriately reflect both the Company’s nonperformance risk and the counterparty’s nonperformance risk in the fair value measurements. The Company has determined that when a majority of the inputs used to value the derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when the valuation adjustments associated with the derivatives utilize Level 3 inputs that the Company considers significant (10% or more) to the overall valuation of its derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. At December 31, 2013 and 2012, credit valuation adjustments utilizing Level 3 inputs used to determine the fair value was less than 10% of the overall valuation of the derivatives; therefore, the overall valuation is classified as using Level 2 inputs. During the years ended December 31, 2013 and 2012 and the 2011 Period, the Company recorded unrealized losses of $224, $71,855 and $2.0 million, respectively, in the consolidated statements of operations and comprehensive income (loss) for the change in fair value of these interest rate caps.
At December 31, 2013 and 2012, the cost basis of interest rate derivatives for federal income tax purposes was approximately $160,000 and $813,000, respectively.
8. Intangible Assets and Liabilities
The intangible assets and intangible liabilities at December 31, 2013 and 2012, represent the below-market-rate leases and above-market rate leases, respectively, that were determined based on the comparison of rent due under the ground lease contracts assumed in the acquisition to market rates for the remaining duration of the lease contracts and are amortized over their respective lease terms ranging from ten to 48 years. For the years ended December 31, 2013 and 2012 and the 2011 Period, net amortization expense related to intangibles was $48,463, $61,663 and $46,247, respectively.
In March 2013, the Company entered into a series of agreements with the city of Nashville and Davidson County relating to the Nashville Renaissance hotel that included converting the Company's leasehold interest in Nashville Renaissance hotel to fee simple ownership discussed in Note 9. As a result of these agreements, the unamortized remaining below-market intangible asset of $74,800 related to the Nashville Renaissance hotel was written off during the year ended December 31, 2013. There were no write-offs to intangible assets or intangible liabilities for the year ended December 31, 2012 and the 2011 Period, respectively.
In addition, the Company acquired the lessor position in an air rights lease for floors 26-31 of the 31 story Nashville Renaissance hotel. A below-market intangible liability was recorded in the amount of $55,478 in connection with the Nashville transactions. See Note 9. The amortization

18

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

related to this intangible liability of $595 is included in other revenue for the year ended December 31, 2013.
Estimated future net amortization expense for intangible assets and intangible liabilities (including the amortization of the air rights lease) for the each of the next five years is as follows:

	Intangible Assets	Intangible Liabilities
2014	$201,303	$157,972
2015	201,303	157,972
2016	201,303	157,972
2017	201,303	157,972
2018	201,303	157,972
Thereafter	5,509,902	6,492,613
Total	$6,516,417	$7,282,473
9. Commitments and Contingencies
Ground and Building Leases
The Company leases the Portsmouth Renaissance hotel and adjoining conference center pursuant to two separate lease agreements, each with an initial term ending May 2049, with four ten-year renewal options and one nine-year renewal option. Base rent under the hotel lease is $50,000 per year. Annual percentage rent, if any, is equal to 100% of available net cash flow after payment of all hotel operating expenses, the base rent, real estate taxes, insurance, and a cumulative priority annual return to the Company of approximately $2.0 million, up to $200,000, then 50% of any remaining net cash flow until the landlord has been paid percentage (and additional) rent of $10 million in aggregate, and thereafter 10% of net cash flow annually. If the lease is sold or assigned, an additional rent payment equal to 50% of the net sales proceeds in excess of the capital investment in the hotel and unpaid annual return of 15% on the investment will be due (not in excess of $10.0 million less any percentage or additional rent previously paid to the landlord). Annual rent under the conference center lease is equal to the lesser of $75,000 per year or the maximum amount of rent allowable under tax regulations.
The Company leases the conference center and parking facility adjoining the Sugar Land Marriott hotel pursuant to a lease agreement with an initial term ending September 2102. The minimum rent is $1 per year, plus an incentive rent payment for the first 25 years of the term of the lease. If during any of those first 25 years the cumulative IRR on investment in the hotel exceeds 15%, then incentive rent is due in an amount equal to 36% of the net cash flow for the applicable year in excess of the amount of net cash flow that would be necessary to generate a cumulative IRR of 15%.
The Company leased the land underlying the Nashville Renaissance hotel and a portion of the adjoining convention center pursuant to a lease agreement with an initial term ending June 2017, with seven ten-year renewal options. Base rent under the lease was $500,000 per year. Annual percentage rent was equal to 20% of available net cash flow after payment of all hotel operating expenses, the base rent, real estate taxes, insurance, debt service, property improvement reserve funding, and 15% of a deemed equity contribution. If the lease is sold or assigned, an additional payment equal to 20% of the net sales proceeds in excess of any repayments of related indebtedness

19

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

and the equity contribution in the hotel will be due. In addition, if the debt secured by the hotel is refinanced, an additional payment equal to 20% of the net cash proceeds could be due. During the year ended December 31, 2012, the Company refinanced the mortgage loan that is collateralized by the Nashville Renaissance. As all net cash proceeds from the refinancing were used to refinance existing debt, fund reserves and pay down mezzanine debt, the Company did not owe any additional rent as a result of the refinancing.
On March 8, 2013, the Company entered into a series of agreements with the City of Nashville and Davidson County relating to the Nashville Renaissance hotel that included converting the Company's leasehold interest in the Nashville Renaissance hotel, which was set to expire in 2087, to fee simple ownership for $10, extending the current lease term of some adjacent facilities to 2112, and entering into a new, 30-year lease beginning January 1, 2014, for 80,000 square feet of meeting space and pre-function space located at the existing Nashville Convention Center, which is adjacent to the hotel, the exclusive right to provide catering and audio/visual services for events in the meeting space, the obligation to invest $5.0 million in the renovation of the meeting space and the right to receive reimbursements of real estate taxes spent during the first five years of the meeting space lease, not to exceed the amount of capital expenditures. In consideration for this, the Company will pay $1 per year plus 30% of the gross revenues from the catering and audio/visual services provided within the meeting space. The Company recorded the land at fair value of approximately $3.5 million in “Investments in hotel properties, net” on the consolidated balance sheet and recorded a deferred gain equal to the fair value of the land in “Other liabilities” on the consolidated balance sheet. The deferred gain will be amortized over 15 years, the noncancelable portion of the meeting space lease. Furthermore, the Company will expense the $5.0 million obligation to renovate the meeting space, offset by any property tax credits received from the City of Nashville and Davidson County, over the noncancelable portion of the meeting space lease.
In addition, the Company acquired the lessor position in an air rights lease for floors 26-31 of the building. The lease income for the year ended December 31, 2013 was $4,691. There was no lease income recorded for the year ended December 31, 2012 and the 2011 Period.
The Company leases the land underlying the Sheraton Annapolis hotel pursuant to a lease agreement with an initial term ending September 2059. Annual rent due under the lease is approximately $404,699 and increases each year over the remaining term of the lease by 40% of the increase in the Consumer Price Index ("CPI") for that year. In addition, the land will be appraised every five years and the annual rent will be increased to an amount equal to the product of the appraised value and 12%. However, annual rent will not be increased by an amount greater than 10% of the annual rent for the preceding year.
The Company leases the land underlying the Renaissance Palm Springs hotel pursuant to a sub-lease agreement with an initial term ending December 2059, with a 25-year renewal option. Annual rent due under the lease is the greater of base rent or percentage rent. Annual base rent is approximately $981,077. Base rent increases every five years over the remaining term of the lease by the increase in the CPI over that same five-year period; however, the increase in base rent every five years will not be increased by an amount greater than 30% of the base rent for the preceding five-year period. Annual percentage rent is equal to the sum of 4% of room gross receipts, 2% of food and beverage gross receipts, and 10% of tenant rentals.

20

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Company leases the land underlying the Princeton Westin Hotel pursuant to lease agreement with an initial term ending April 2056. All base rent in the aggregate amount of $5,333,333 for the term of the lease was prepaid at commencement of the lease and is included in prepaid expenses in the consolidated balance sheets and is recognized as ground lease expense on a straight-line basis over the term of the lease. If tenant constructs or is deemed to have constructed buildings and structures on the land that is in excess of 261,800 square feet, Hotel Excess Area Rent Payment, as defined in the lease agreement, equal to $22.50 per square foot in excess of 261,800 is due.
For the years ended December 31, 2013 and 2012 and the 2011 Period, the Company recognized total rent expense of $3.4 million, $3.8 million and $3.1 million, respectively, which is included in other operating departments on the consolidated statements of operations.
Future minimum rental payments required under these leases and other operating leases (excluding extension options) for each of the years ending December 31 are as follows:

Operating
Leases
2014	$2,123,114
2015	1,889,357
2016	1,809,094
2017	1,794,577
2018	1,733,522
Thereafter	65,048,048
Total	$74,397,712
At December 31, 2013, the Company had capital commitments of $32.9 million relating to general capital improvements that are expected to be paid in the next 12 months.
Percentage and incentive rent is accrued when it becomes probable that the specified thresholds will be achieved. No percentage or incentive rent was recognized for the years ended December 31, 2013 and 2012 and the 2011 Period, as the thresholds were not met.
Management Agreements
As of December 31, 2013, the hotel properties operated pursuant to long-term agreements with three management companies: Remington Lodging (21 hotels), Marriott (6 hotels), and Hyatt (1 hotel). These management agreements expire from 2021 to 2044. Each management company receives a base management fee generally between 1.5% and 7% of hotel revenues. The management companies are also eligible to receive an incentive management fee if hotel operating income, as defined in the management agreements, exceeds certain performance thresholds. The incentive management fee is generally calculated as a percentage of hotel operating income after the hotels have received a priority return on their investment in the hotel. For the years ended December 31, 2013 and 2012 and the 2011 Period, the Company recorded base management fees of $13.6 million, $13.3 million and $10.7 million, respectively, and incentive management fees of $2.2 million, $2.2 million and $1.4 million, respectively. The incentive management fees are included in other operating departments expense in the consolidated statements of operations and comprehensive income (loss).

21

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Franchise Agreements
As of December 31, 2013, 18 of the 28 hotels operated pursuant to franchise agreements from national hotel companies. Pursuant to the franchise agreements, the hotels pay a royalty fee generally between 2.5% and 6% of room revenues, plus additional fees for marketing, central reservation systems, and other franchisor costs that amount to between 1.0% and 4.0% of room revenues from the hotels. Seven of the hotel properties, consisting of the Hyatt Regency Savannah hotel, the Dallas/Fort Worth Airport Marriott hotel, the Nashville Renaissance hotel, the Ritz-Carlton Atlanta Downtown hotel, the Courtyard Boston Tremont hotel, the Courtyard Denver Airport hotel, and the Courtyard Gaithersburg Washingtonian Center hotel, are managed by Hyatt or Marriott. The management agreements for these seven hotel properties allow the hotel properties to operate under the respective brand. The other three hotel properties, consisting of the Churchill hotel, the Melrose hotel, and the Silversmith hotel, operate as independent hotels. Franchise fees were $18.2 million, $17.6 million and $10.5 million for the years ended December 31, 2013 and 2012 and the 2011 Period, respectively, and are included in other operating departments expense on the consolidated statements of operations and comprehensive income (loss).
Property Improvement Reserves
Pursuant to its management, franchise, and loan agreements, the Company is required to establish a property improvement reserve for each hotel to cover the cost of replacing furniture, fixtures and equipment at the hotels. Contributions to the property improvement reserve are based on a percentage of gross revenues or receipts at each hotel, generally in the range of 4.75% to 6.75% of gross revenues each month over the term of the agreements.
Litigation
The Company is engaged in various legal proceedings which have arisen but have not been fully adjudicated. The likelihood of loss from these legal proceedings, based on definitions within contingency accounting literature, ranges from remote to reasonably possible and to probable. Based on estimates of the range of potential losses associated with these matters, the Company does not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on the consolidated financial position or results of operations. However, the final results of legal proceedings cannot be predicted with certainty and if the Company were to fail to prevail in one or more of these legal matters, and the associated realized losses exceed current estimates of the range of potential losses, the consolidated financial position or results of operations could be materially adverely affected in future periods.
Income Taxes
In September 2013, the Internal Revenue Service ("IRS") notified PIM Highland JV that its 2011 Federal partnership income tax return was selected for examination. The IRS has issued various requests for information and Ashford Hospitality Limited Partnership, in its capacity as tax matters partner of the Company, has submitted the information to the IRS. The Company anticipates the audit to be completed in 2014 and believes the results of this examination will not have any material effect on our financial condition or results of operations.

22

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

10. Income Taxes
Under the provisions of the Internal Revenue Code and applicable state laws, the Company is subject to taxation of income on the profits and losses from its TRS tenant operations.
The total income tax benefit (expense) consists of the following components:

	Year Ended December 31,		Period from March 10 through December 31,
	2013	2012	2011
Current:
Federal	$(943,183)	$(1,847,503)	$(2,275,169)
State	(505,266)	(588,218)	(708,524)
	(1,448,449)	(2,435,721)	(2,983,693)
Deferred:
Federal	77,817	116,327	259,692
State	25,807	(33,770)	37,099
	103,624	82,557	296,791
Total income tax expense	$(1,344,825)	$(2,353,164)	$(2,686,902)
For the years ended December 31, 2013 and 2012, income tax expense includes interest and penalties paid to taxing authorities of $3,041 and $448, respectively. No interest or penalties were paid for the 2011 Period. At December 31, 2013 and 2012, the Company determined that there were no amounts to accrue for interest and penalties due to taxing authorities.
The following table reconciles the income tax expense at statutory rates to the actual income tax expense recorded:

	Year Ended December 31,		Period from March 10 through December 31,
	2013	2012	2011
Income tax expense at federal statutory income tax rate of 35%	$(881,940)	$(1,777,664)	$(2,015,477)
State income tax expense, net of federal income tax benefit	(64,505)	(130,023)	(287,925)
Permanent differences	(68,058)	(58,411)	—
State and local income tax expense on pass-through entity subsidiaries	(699)	(18,872)	(15,500)
Gross receipts and margin taxes	(340,000)	(487,400)	(368,000)
Effect of federal graduated tax rates	(5,453)	100,919	—
Other	15,830	18,287	—
Total income tax expense	$(1,344,825)	$(2,353,164)	$(2,686,902)

23

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The components of the deferred tax assets and liabilities of the Company and TRS were as follows:

	December 31,
	2013	2012
Accrued revenues	$(110,758)	$(80,316)
Accrued expenses	889,145	789,540
Prepaid expenses	(1,320)	—
Bad debt expense	80,779	66,433
Tax basis greater than book basis	21,435	—
Deferred tax assets	879,281	775,657
Valuation allowance	—	—
Deferred tax assets, net	$879,281	$775,657
The type of temporary differences between the tax bases of assets and liabilities and their financial statement reporting amounts are attributable primarily to different methods used to recognize bad debt expense, accrued expenses and accrued revenues.
11. Related-Party Transactions
The Company has agreements with Remington Lodging, an affiliate, to manage hotel properties. Under the terms of the agreements, Remington Lodging operates 21 hotel properties in return for a base management fee of 3% of gross revenues, as defined. Remington Lodging may also earn an incentive management fee equal to the lesser of 1% of gross revenues or the amount by which Actual House Profit exceeds House Profit set forth in the Annual Operating Budget, as defined. For the years ended December 31, 2013 and 2012 and the 2011 Period, the Company incurred base management fees of $7.8 million, $7.6 million and $4.8 million, respectively, and incentive management fees of $1.0 million, $1.7 million and $1.1 million, respectively, included in management fees and other operating departments expense, respectively, in the consolidated statements of operations and comprehensive income (loss). For the years ended December 31, 2013 and 2012 and the 2011 Period, the Company incurred $1.6 million, $1.6 million and $1.2 million, respectively, of corporate general and administrative expense reimbursements to Remington Lodging, which are included in other operating departments expense.
The Company also entered into an operating agreement with AHT to manage the day-to-day operations of the Company and provide corporate administrative services such as accounting, insurance, marketing support, asset management, and other services customary to the operations of a national brand hotel concept. For the years ended December 31, 2013 and 2012 and the 2011 Period, the Company incurred $3.7 million, $3.2 million and $2.5 million, respectively, for such services, which are included in other operating departments expense in the consolidated statements of operations and comprehensive income (loss). The Company also incurred $7.0 million, $3.6 million and $1.6 million, for the years ended December 31, 2013 and 2012 and the 2011 Period, respectively, of market service fees, including purchasing, design and construction management fees for services provided by Remington Lodging. At December 31, 2013 and 2012, the Company had a net payable to AHT and its affiliates of $1.9 million and $3.1 million, respectively, included in due to affiliates, net in the consolidated balance sheets.

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PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

The Company’s mortgage and mezzanine loans are non-recourse to the borrowers, except for customary exceptions, or carve-outs, that trigger recourse liability to the borrowers in certain limited instances. The recourse obligations typically include only the payment of costs and liabilities suffered by the lenders as a result of the occurrence of certain bad acts on the part of the borrower; however, in certain cases, the carve-outs could trigger recourse obligations on the part of the borrower with respect to repayment of all or a portion of the outstanding principal amount of the loans. AHT and PRISA III have entered into customary guaranty agreements pursuant to which they guaranty payment of any recourse liabilities of the borrowers that result from the non-recourse carve-outs (which include, but are not limited to, fraud, misrepresentation, willful conduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral and certain environmental liabilities).
12. Fair Value of Financial Measurements
The following summarizes the carrying amounts and estimated fair values of financial instruments:

	December 31, 2013		December 31, 2012
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
Financial assets:
Cash and cash equivalents	$27,402,463	$27,402,463	$30,876,060	$30,876,060
Restricted cash	95,950,748	95,950,748	111,891,467	111,891,467
Accounts receivable	14,019,041	14,019,041	13,912,553	13,912,553
Interest rate derivatives	—	—	224	224
Due from third-party hotel managers	23,540,613	23,540,613	24,605,526	24,605,526

Financial liabilities:
Indebtedness and capital leases	$1,121,261,050	$1,131,788,994	$1,125,617,507	$1,121,395,334
Accounts payable and accrued expenses	41,065,299	41,065,299	39,931,192	39,931,192
Due to affiliates, net	1,940,379	1,940,379	3,111,346	3,111,346
Due to third-party hotel managers	230,547	230,547	226,626	226,626
Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have maturities of less than 90 days. The carrying values approximate fair value due to the short-term nature of these financial instruments.
Accounts receivable, accounts payable and accrued expenses, due to/from affiliates, net and due to/from third-party hotel managers. The carrying values of these financial instruments approximate their fair values due to the short-term nature of these financial instruments.
Interest rate derivatives. Fair value of the interest rate derivatives are determined using the net present value of the expected cash flows of each derivative based on the market-based interest rate curve and adjusted for credit spreads of the Company and the counterparties.
Indebtedness and capital leases. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. The current replacement rates are determined by using the U.S.

25

PIM Highland Holding LLC and Subsidiaries
Notes to Consolidated Financial Statements (continued)

Treasury yield curve or the index to which these financial instruments are tied, and adjusted for the credit spreads. Credit spreads take into consideration general market conditions, maturity and collateral. For the indebtedness valuations, the Company used estimated future cash flows discounted at applicable index forward curves adjusted for credit spreads. The carrying values of capital leases approximate their fair values due to the short duration remaining of these financial instruments.
13. Subsequent Event
On March 7, 2014, the Company exercised the first of two one-year extension options on each of six mortgage loans with original maturities of March 7, 2014, extending the maturities to March 7, 2015.

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